Alan D. Hambelton

+1 206 452 8756

ahambelton@cooley.com

December 6, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Christine Westbrook
Erin Jaskot

Re:	Aptevo Therapeutics Inc.
Registration Statement on Form S-3
Filed November 13, 2017
File No. 333-221499

Ladies and Gentlemen:

On behalf of Aptevo Therapeutics Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated November 22, 2017 with respect to the Company’s Registration Statement on Form S-3, submitted on November 13, 2017 (the “Registration Statement”). We are also electronically submitting Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which has been amended in response to the Staff’s comments.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.

Form S-3 filed on 11/13/17

Cover Page

1.	We note your disclosure on the cover page to your equity distribution prospectus indicating that sales may be made to or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices. Please tell us whether these sales methods satisfy the “at the market” definition under Rule 415. If any sales method does not constitute a sales method that is deemed an “at the market” offering as defined in Rule 415 or if any material information with respect to a particular offering has been omitted, please confirm that you will file a prospectus supplement at the time of such sales or tell us why such additional filing would not be necessary.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the equity distribution prospectus contained in the Amended Registration Statement to remove the reference indicating that sales may be made to or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices prevailing at the time of sale or at

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December 6, 2017

Page Two

prices related to such prevailing market prices. The Company hereby confirms that sales may be made only in an “at the market offering” as defined in Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), and that if any sales method is deemed not to be an “at the market offering” as defined in Rule 415 of the Securities Act, or if any material information with respect to a particular offering has been omitted, it will file an additional prospectus supplement at the time of such sales.

General

2.	We note that you have a pending request for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment request.

Response: The Company acknowledges the Staff’s comment.

Please contact me at (206) 452-8756 with any questions or further comments regarding the responses to the Staff’s Comments.

Sincerely,

/s/ Alan D. Hambelton

Alan D. Hambelton

cc:	Marvin L. White, Aptevo Therapeutics Inc.
Shawnte Mitchell, Aptevo Therapeutics Inc.

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